Via Facsimile and U.S. Mail
Mail Stop 6010

October 5, 2006

Wayne E. Ahart
Chairman of the Board
BNL Financial Corporation
7010 Hwy 71 W., Suite 100
Austin, TX 78735

**Re:     BNL Financial Corporation**
**Form 10-Q for the Quarterly Period Ended March 31, 2006**
**Filed May 15, 2006**
**File Number:  000-16880**

Dear Mr. Ahart:

       We have completed our review of your Form 10-Q and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief